Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: April 22, 2022

FOR IMMEDIATE RELEASE

MANSCAPED™ Reports Fourth Quarter and Full-Year 2021 Financial Results

Full-Year 2021 Net Sales Exceeded Expectations at $297 Million, an increase of 41% Year-Over-Year

SAN DIEGO, Calif. (April 22, 2022) — MANSCAPED™ (“MANSCAPED” or the “Company”), a leading global consumer lifestyle brand specializing in men’s grooming and self-care, today announced financial results for its fourth quarter and fiscal year ended December 31, 2021. In addition, MANSCAPED has updated its full-year 2022 financial outlook.

Certain of MANSCAPED’s financial results, discussed below, may be found in the Registration Statement on Form S-4/A (File No. 333-262081) filed by Bright Lights Parent Corp. with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2022, which is accessible at the SEC’s website (www.sec.gov).

“We are pleased with our strong fourth quarter results, closing out a transformational 2021 for our company. In just twelve months, we expanded our international footprint to five continents, renewed with key marketing partners like UFC®, introduced the fourth generation of our Lawn Mower trimmer, and innovated well beyond the groin with the launch of our UltraPremium Collection of head-to-toe grooming products,” said Paul Tran, Founder and Chief Executive Officer of MANSCAPED.

“The year culminated in an important milestone for the brand with our announcement to go public through our proposed business combination with Bright Lights Acquisition Corp. More than ever, we believe that our core value proposition of delivering compelling men’s self-care routines across the body continues to resonate with customers on a global omni-channel basis and positions us to create long-term value for our shareholders as we transition to being a public company.”

Fourth Quarter 2021 Financial Highlights

●	Net sales in the fourth quarter of 2021 were $84.9 million, an increase of 17.1% compared to $72.5 million in the fourth quarter of 2020.

●	International net sales increased 51.8% and U.S. net sales increased 8.8%.

●	Marketplace net sales increased 42.9%, Retail net sales increased 35.1%, and Direct-to-Consumer net sales increased 7.5%.

●	Gross profit in the fourth quarter of 2021 was $37.2 million, compared to $36.6 million in the fourth quarter of 2020. Gross margin in the fourth quarter of 2021 was 43.8%, compared to 50.4% in the fourth quarter of 2020. Gross profit in the fourth quarter of 2021 was impacted by $3.5 million of increased air freight and shipping costs, compared to the fourth quarter of 2020.

●	Net loss in the fourth quarter of 2021 was $52.3 million, compared to net loss of $15.4 million in the fourth quarter of 2020. Net loss in the fourth quarter of 2021 included $46.4 million, and net loss in the fourth quarter of 2020 included $20.0 million, of non-cash share-based compensation costs.

●	Adjusted EBITDA in the fourth quarter of 2021 was $(2.2) million, compared to $5.7 million in the fourth quarter of 2020.

Full-Year 2021 Financial Highlights

●	Net sales in 2021 were $297.2 million, an increase of 41.1% compared to $210.7 million in 2020.

●	International net sales increased 130.1% and U.S. net sales increased 27.2%.

●	Retail net sales increased 85.6%, Marketplace net sales increased 71.6% and Direct-to-Consumer net sales increased 27.8%.

●	Gross profit in 2021 was $143.9 million, an increase of 36.7% compared to $105.3 million in 2020. Gross margin in 2021 was 48.4%, compared to 50.0% in 2020. Gross profit in 2021 was impacted by $5.3 million of increased air freight and shipping costs compared to 2020.

●	Net loss in 2021 was $315.5 million, compared to net loss of $54.2 million in 2020. Net loss in 2021 included $309.8 million, and net loss in 2020 included $57.1 million, of non-cash share-based compensation costs.

●	Adjusted EBITDA in 2021 was $5.2 million, an increase of 5.9% compared to $4.9 million in 2020.

Full-Year 2021 Business Highlights

●	Average Order Value (“AOV”), which includes the Direct-to-Consumer and Marketplace channels and excludes Retail, was $45.08 in 2021, compared to $45.40 in 2020. The slight decline in AOV was largely due to a higher proportion of orders from repeat and subscription customers at lower AOVs, and was partially offset by growth in the Marketplace channel, which drives a higher AOV.

●	Active customers, which includes unique customers that have made a purchase through the Direct-to-Consumer channel, were 2.4 million in 2021, an increase of 30.6% compared to 1.8 million in 2020.

●	Advertising as a percentage of net sales was 34.3% in 2021, compared to 39.2% in 2020.

Financial Outlook

Based on current market conditions, MANSCAPED is updating its financial outlook for full-year fiscal 2022:

●	Net sales of $305 million.

●	Net sales growth in the first half of 2022 are expected to be down mid-single digits compared to the first half of 2021, and up 55% compared to the first half of 2020.

●	Net sales growth in the second half of 2022 are expected to increase high-single digits compared to the second half of 2021 due to new product introductions, continued international expansion and further retail store count growth. Net sales in the second half of 2022 are expected to increase 38%, compared to the second half of 2020.

●	Adjusted EBITDA of $(13) million.

“The world has changed dramatically in the past six months and we have been strategic in adapting to macro headwinds, including global supply chain issues and the rising costs of paid media. Due to these external factors, we believe it is prudent to revise our outlook for 2022. The entire MANSCAPED team and I are excited about the significant opportunity for our business and, as it relates to 2022, we look forward to unveiling the new products and partnerships we have slated for the second half of the year, while investing in our long-term growth and success as we transition to a public company,” added Mr. Tran.

The guidance provided above constitutes forward-looking statements, and actual results may differ materially. Refer to the “Forward-Looking Statements” safe harbor section below for information on the factors that could cause our actual results to differ materially from these forward-looking statements.

We have not reconciled forward-looking Adjusted EBITDA to its most directly comparable generally accepted accounting principles (“GAAP”) measure, net income (loss), because we cannot predict with reasonable certainty the ultimate outcome of certain components of such reconciliations, including market-related assumptions that are not within our control or others that may arise, without unreasonable effort. For these reasons, we are unable to assess the probable significance of the unavailable information, which could materially impact the amount of future net loss. See “Non-GAAP Financial Measures” for additional important information regarding Adjusted EBITDA.

A reconciliation of Adjusted EBITDA, a non-GAAP measure, to net loss, its most comparable financial measure under GAAP, together with additional information about Adjusted EBITDA, has been provided below under the heading “Non-GAAP Financial Measures.”

Transaction Details

On November 23, 2021, MANSCAPED announced its entry into a definitive business combination agreement with Bright Lights Acquisition Corp. (Nasdaq: BLTS) (“Bright Lights”). Upon the closing of the proposed business combination, which is expected to occur in the second quarter of 2022, the combined company will be named “Manscaped Holdings, Inc.” MANSCAPED intends to apply to list the common shares of the combined company on Nasdaq under the ticker symbol “MANS.”

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About MANSCAPED

Founded by Paul Tran in 2016, San Diego, California-based MANSCAPED™ is the global men’s lifestyle consumer brand and male grooming category creator trusted by over five million men worldwide. The product range includes a diversified line of premium tools, formulations, and accessories that are intelligently designed to introduce and elevate a whole new self-care routine for men. MANSCAPED offers a one-stop-shop at manscaped.com and direct-to-consumer shipping in 38 countries, spanning the United States, Canada, Australia, New Zealand, the United Kingdom, the European Union, Norway, Switzerland, Singapore, South Africa, the United Arab Emirates, and the Kingdom of Saudi Arabia. Select products and unique bundles can also be found on Amazon with Prime and pickup options available. Retail placement includes Target, Best Buy, and Macy’s stores throughout the U.S. and Hairhouse locations in Australia. For more information, visit the website or follow on Facebook, Instagram, Twitter, TikTok, and YouTube.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Bright Lights and MANSCAPED. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions described herein, Bright Lights and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the SEC, including a registration statement on Form S-4 that was originally filed with the SEC on January 10, 2022, and subsequently amended, which includes Bright Lights’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all Bright Lights stockholders. Bright Lights or Bright Lights Parent Corp. will also file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Bright Lights are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Bright Lights or ParentCo through the website maintained by the SEC at www.sec.gov or by directing a request to Bright Lights via email at info@brightlightsacquisition.com or calling 310-421-1472.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bright Lights, ParentCo or MANSCAPED, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

Bright Lights and MANSCAPED and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bright Lights’ stockholders in connection with the proposed transaction. Information about Bright Lights’ directors and executive officers and their ownership of Bright Lights’ securities is set forth in Bright Lights’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described above.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, Bright Lights and MANSCAPED. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Bright Lights’ securities, (ii) the risk that the transaction may not be completed by Bright Lights’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Bright Lights, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of Bright Lights, the satisfaction of the minimum trust account amount following any redemptions by Bright Lights’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among Bright Lights, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and MANSCAPED, (vi) the effect of the announcement or pendency of the transaction on MANSCAPED’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of MANSCAPED and potential difficulties in MANSCAPED employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MANSCAPED or against ParentCo or Bright Lights related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of Bright Lights securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of Bright Lights’ securities, (xi) changes in competitive and regulated industries in which MANSCAPED operates, variations in operating performance across competitors, changes in laws and regulations affecting MANSCAPED’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of MANSCAPED to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of MANSCAPED’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which MANSCAPED operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Bright Lights’ Annual Reports on Form 10-K, Bright Lights’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and Bright Lights have filed with the SEC and other documents filed by ParentCo and Bright Lights from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and MANSCAPED, ParentCo and Bright Lights assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of MANSCAPED, Bright Lights or ParentCo gives any assurance that any of them will achieve its expectations.

MANSCAPED HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2021	2020	2021	2020
Net sales	$84,938	$72,546	$297,239	$210,659
Cost of sales	47,774	35,979	153,379	105,388
Gross profit	37,164	36,567	143,860	105,271
Operating expenses:
Marketing and selling expenses	60,275	31,559	267,648	103,434
General and administrative expenses	26,845	19,364	185,623	54,072
Total Operating expenses	87,120	50,923	453,271	157,506
Loss from operations	(49,956)	(14,356)	(309,411)	(52,235)
Other expenses:
Interest expense	940	95	3,488	332
Other expenses	130	43	337	48
Total other expenses	1,070	138	3,825	380
Loss before income taxes	(51,026)	(14,494)	(313,236)	(52,615)
Provision for income taxes	1,226	895	2,240	1,562
Net loss	$(52,252)	$(15,389)	$(315,476)	$(54,177)

Non-GAAP Financial Measures

Certain of the financial information and data contained in this communication is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement originally filed by Bright Lights and ParentCo on January 10, 2022, as subsequently amended.

To evaluate the performance of our business, we rely on both our results of operations recorded in accordance with GAAP and certain non-GAAP financial measures, including Adjusted EBITDA. This measure, as defined below, is not defined or calculated under principles, standards, or rules that comprise GAAP. Accordingly, the non-GAAP financial measures we use and refer to are in addition to, and should not be viewed as a substitute for or superior to, performance measures prepared in accordance with GAAP or as a substitute for or an alternative to operating income, net income or any other performance measures derived in accordance with GAAP. Our definition of Adjusted EBITDA described below is specific to our business and you should not assume that it is comparable to similarly titled financial measures of other companies. We define Adjusted EBITDA as net income (loss) before interest, provision for income taxes, depreciation and amortization expense, equity-based compensation, transaction expenses, and foreign currency translation. When used in conjunction with GAAP financial measures, we believe that Adjusted EBITDA, including on a forward-looking basis, provides useful information to management and investors regarding certain financial and business trends relating to MANSCAPED’s financial condition and results of operations because it facilitates comparisons of historical performance by excluding non-cash items such as equity-based payments and other amounts not directly attributable to our primary operations, such as one-time transaction-related expenditures. Adjusted EBITDA is also a key metric used internally by our management for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP and may not provide a complete understanding of our operating results as a whole. Some of these limitations are: (i) it does not reflect changes in, or cash requirements for, our working capital needs, (ii) it does not reflect our interest expense or the cash requirements necessary to service interest or principal payments on our debt, (iii) it does not reflect our tax expense or the cash requirements to pay our taxes, (iv) it does not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments, (v) although equity-based compensation expenses are non-cash charges, we rely on equity compensation to compensate and incentivize employees, directors and certain consultants, and we may continue to do so in the future, (vi) other companies may calculate it differently or may use other measures to calculate their financial performance, and therefore MANSCAPED’s non-GAAP measures may not be directly comparable to similarly-titled measures of other companies, and (vii) although depreciation, amortization and impairments are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and this non-GAAP measure does not reflect any cash requirements for such replacements. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

The following table presents a reconciliation of net loss, the most directly comparable financial measure stated in accordance with GAAP, to Adjusted EBITDA, for each of the periods presented:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2021	2020	2021	2020
Net loss	$(52,252)	$(15,389)	$(315,476)	$(54,177)
Interest expense	940	95	3,488	332
Provision for income taxes	1,226	895	2,240	1,562
Depreciation & amortization	55	28	138	52
Share-based compensation costs	46,359	20,028	309,839	57,079
Non-recurring charges	1,320	-	4,621	-
Foregin Currency Exchange	129	45	336	50
Adjusted EBITDA	$(2,223)	$5,702	$5,186	$4,898

Investor Contact

Jared Filippone, CFA

Director of Investor Relations, MANSCAPED™

IR@manscaped.com

Bruce Williams

Managing Director, ICR

ManscapedIR@icrinc.com

Media Contact

Allison Frazier

Director of Communications, MANSCAPED™

allison@manscaped.com